UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number	0-22354

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Martek Biosciences Corporation 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Martek Biosciences Corporation

6480 Dobbin Road

Columbia, Maryland 21045

Martek Biosciences Corporation 401(k) Retirement Savings Plan

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Board of Trustees

Martek Biosciences Corporation

401(k) Retirement Savings Plan

Columbia, Maryland

We have audited the accompanying statements of net assets available for benefits of Martek Biosciences Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Martek Biosciences Corporation 401(k) Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information, required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Clifton Gunderson LLP

Baltimore, Maryland

June 22, 2010

MARTEK BIOSCIENCES CORPORATION

401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	2009	2008
ASSETS

INVESTMENTS
Participant directed investments	$24,529,420	$15,957,696

RECEIVABLES
Employer	999,955	930,873
Participants	—	5,000

Total receivables	999,955	935,873

TOTAL ASSETS	25,529,375	16,893,569

LIABILITIES

REFUNDS OF EXCESS CONTRIBUTIONS	43,180	9,821

NET ASSETS AVAILABLE FOR BENEFITS	$25,486,195	$16,883,748

The accompanying notes are an integral part of the financial statements.

MARTEK BIOSCIENCES CORPORATION

401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2009 and 2008

	2009	2008
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:

CONTRIBUTIONS:
Participants	$3,006,214	$2,728,405
Employer	999,955	930,873
Rollovers	60,584	119,766

Total contributions	4,066,753	3,779,044

TRANSFER OF ASSETS	1,575,212	—

INVESTMENT INCOME (LOSS):
Net appreciation (depreciation) in fair value of investments	3,628,887	(6,629,781)
Interest on participant loans	25,144	31,193
Dividends	364,329	483,382

Total investment income (loss)	4,018,360	(6,115,206)

Benefits paid to participants	(1,016,452)	(961,634)
Refunds of excess contributions	(41,426)	(9,105)
Fees	—	(4)

NET INCREASE (DECREASE)	8,602,447	(3,306,905)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	16,883,748	20,190,653

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$25,486,195	$16,883,748

The accompanying notes are an integral part of the financial statements.

MARTEK BIOSCIENCES CORPORATION

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the Martek Biosciences Corporation (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all employees of the Company who are age 21 or older.  To be eligible for the Company’s discretionary matching contributions, participants must be employed at year-end.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan excludes from participation, among others, certain nonresident aliens with no income from sources within the United States of America, leased employees and self-employed individuals as defined in the Plan document.

Effective January 1, 2009, the Martek Biosciences Boulder Corporation 401(k) Retirement Savings Plan (the Boulder Plan) was merged with the Plan.  As such, assets totaling $1,575,212, formerly held in the Boulder Plan, became assets of the Plan on the effective date. In addition, employees who formerly participated in the Boulder Plan became eligible to participate in the Plan on the effective date.

Contributions

Participants are able to contribute to the Plan up to 100% of their annual compensation as defined in the Plan, subject to certain limitations as determined by the Internal Revenue Service.  The Company, the Plan’s sponsor, may provide a discretionary matching contribution and also a discretionary profit sharing contribution to the Plan.  During 2009 and 2008, the Company provided a discretionary matching contribution of 50% of participant contributions up to 6% of the participant’s salary.

Rollovers from other qualified plans are permitted.  Catch-up contributions, as defined in the Plan, are permitted for eligible participants age 50 or older.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and earnings from the participant’s investment accounts.

Vesting

Participants are fully vested in their voluntary contributions.  Discretionary matching and profit sharing contributions vest on a five-year graded schedule based upon the participant’s length of service to the Company.

MARTEK BIOSCIENCES CORPORATION

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)

Investment Options

Participants may direct the investment of their contributions into various investment options offered by the Plan.

Loans

Participants may borrow up to 50% of their vested account balance.  The total of all loans for each participant may not exceed $50,000.  The loans are secured by the balances in the participants’ accounts and bear interest at a rate commensurate with market rates for similar loans, as defined in the Plan.  Principal and interest payments are automatically deducted from participants’ semi-monthly payroll checks from the Company.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account or periodic installments of such vested interest.  For termination of services for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or may elect to defer payment for vested amounts greater than $1,000.

Forfeitures

On termination of service, unvested balances are transferred to a forfeiture account. The balance of the forfeiture account from all participants may be used to pay administrative expenses of the Plan.  Any part of the forfeiture account that is not used to pay expenses will be allocated among active participants in the form of matching and/or profit sharing contributions.  For the years ended December 31, 2009 and 2008, forfeited non-vested amounts totaled $19,658 and $26,633, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.

MARTEK BIOSCIENCES CORPORATION

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

Investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  See Note 8 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses

Administrative expenses of the Plan are generally paid by the Company, the Plan sponsor.  Investment expenses are paid by the Plan and included in net appreciation (depreciation) in fair value of investments.  The Company provides certain accounting, administrative, and investment management services to the Plan for which no fees are charged.

NOTE 3 — INVESTMENTS

The following presents the Plan’s investments as of December 31 that represent 5% or more of the Plan’s net assets available for benefits:

	2009	2008

Putnam Money Market Fund	$2,230,908	$1,628,378

Mutual Funds:
American Funds Growth Fund of America	4,484,319	2,772,543
American Funds EuroPacific Growth Fund	3,063,361	1,789,621
T. Rowe Price Equity Income Advisor Fund	2,416,865	1,617,578
Lord Abbett Small Cap Value Fund	1,554,419	990,646
Oppenheimer Strategic Income Fund	1,542,023	1,103,464
Vanguard 500 Index Trust Fund	1,487,106	*
Pimco Total Return Fund	1,470,424	*

Company Common Stock	1,426,872	2,105,291

*  less than 5% threshold

MARTEK BIOSCIENCES CORPORATION

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 3 — INVESTMENTS (CONTINUED)

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Company Common Stock	$(806,698)	$56,571
Mutual Funds	4,435,585	(6,686,352)

Net appreciation (depreciation) in fair value of investments	$3,628,887	$(6,629,781)

NOTE 4 — FEDERAL INCOME TAX STATUS

The Company adopted a Prototype Non-Standardized 401(k) and Profit Sharing Plan with a cash or deferral arrangement, which received a favorable determination on August 9, 2002 from the Internal Revenue Service (the IRS).  The Plan has since been amended and on February 18, 2009, the Plan received a determination letter from the IRS stating that the Plan, as amended through December 31, 2008, continues to qualify under applicable sections of the Internal Revenue Code.

Effective January 1, 2009, several amendments were made to the Plan. Such amendments were the exclusion of certain types of bonuses from the compensation eligible for Plan contributions, the limitation on eligible participants to employees who are scheduled to work at least 1,000 hours during the calendar year, and the authorization of salary reduction contributions to be based on either a stated dollar amount or a percentage of compensation.  Management believes that the Plan, amended as of January 1, 2009, remains qualified, and therefore, the Plan remains exempt from taxation.

NOTE 5 — RECONCILIATION OF DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008

Net assets available for benefits per the financial statements	$25,486,195	$16,883,748
Accrual for participants’ contributions receivable	—	(5,000)
Accrual for employer contributions receivable	(999,955)	(930,873)
Accrual for refunds of excess contributions	43,180	9,821

Net assets available for benefits per Form 5500	$24,529,420	$15,957,696

MARTEK BIOSCIENCES CORPORATION

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 5 — RECONCILIATION OF DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS AND FORM 5500 (CONTINUED)

The following is a reconciliation of total contributions per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008

Total contributions per the financial statements	$4,066,753	$3,779,044
Accrual for participants’ contributions receivable	—	(5,000)
Prior year accrual for participants’ contributions receivable	5,000	76,696
Accrual for employer contributions receivable	(999,955)	(930,873)
Prior year accrual for employer contributions receivable	930,873	842,973

Total contributions per Form 5500	$4,002,671	$3,762,840

The following is a reconciliation of total deductions per the financial statements to the total expenses per the Form 5500 as of December 31, 2009 and 2008:

	2009	2008

Total deductions per the financial statements	$1,057,878	$970,743
Accrual for refunds of excess contributions	(43,180)	(9,821)
Prior year accrual for refunds of excess contributions	9,821	3,696

Total expenses per Form 5500	$1,024,519	$964,618

NOTE 6 — RELATED PARTY TRANSACTIONS

The Plan invests in Company common stock.  In addition, certain Plan investments represent shares of mutual funds managed by the trustee.  These transactions are considered party-in-interest transactions.  These transactions are not, however, considered prohibited transactions under ERISA regulations.

NOTE 7 — RETIRED AND SEPARATED PARTICIPANTS

At December 31, 2009 and 2008, asset allocations to retired and separated participants, which are included in the Statements of Net Assets Available for Benefits, are $2,240,597 and $1,744,149, respectively.

MARTEK BIOSCIENCES CORPORATION

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 8 — FAIR VALUE MEASUREMENTS

The Plan has adopted the provisions of Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”), for financial instruments. ASC 820 defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value and requires expanded disclosures about fair value measurements.  The adoption of ASC 820 did not have a material impact on the Plan’s financial condition or changes in net assets; however, the additional disclosures required by ASC 820 are presented below.

The ASC 820 hierarchy ranks the quality and reliability of inputs, or assumptions, used in the determination of fair value and requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1 — quoted prices in active markets for identical assets and liabilities;

Level 2 — inputs other than Level 1 quoted prices that are directly or indirectly observable; and

Level 3 — unobservable inputs that are not corroborated by market data.

The Plan evaluates financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period. This determination requires highly subjective judgments as to the significance of inputs used in determining fair value and where such inputs lie within the ASC 820 hierarchy.

The Plan held certain assets that are required to be measured at fair value on a recurring basis.  These financial assets were as follows:

	As of December 31, 2009
	Level 1	Level 2	Level 3	Balance
Assets
Money market fund (1)	$2,230,908	$—	$—	$2,230,908
Mutual funds (1)
Balanced	2,408,337	—	—	2,408,337
Growth	9,062,597	—	—	9,062,597
Fixed income	3,012,447	—	—	3,012,447
Value	5,960,768	—	—	5,960,768
Company stock (2)	1,426,872	—	—	1,426,872
Participant loans (3)	—	—	427,491	427,491
Total	$24,101,929	$—	$427,491	$24,529,420

	As of December 31, 2008
	Level 1	Level 2	Level 3	Balance
Assets
Cash	$1,279	$—	$—	$1,279
Money market fund (1)	1,628,378	—	—	1,628,378
Mutual funds (1)	11,847,938	—	—	11,847,938
Company stock (2)	2,105,291	—	—	2,105,291
Participant loans (3)	—	—	374,810	374,810
Total	$15,582,886	$—	$374,810	$15,957,696

(1) Valued at the net asset value as reported on the active market of shares held by the Plan at year end.

(2) Valued at the closing price reported on the NASDAQ Stock Market.

(3) Valued at amortized cost, which approximates fair value.

MARTEK BIOSCIENCES CORPORATION

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 8 — FAIR VALUE MEASUREMENTS (CONTINUED)

The table below provides a reconciliation of the beginning and ending balances of the Plan’s participant loans measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2009:

Balance on January 1, 2009	$374,810

Transfers to (from) Level 3	—
Realized gains (losses)	—
Unrealized gains (losses)	—
Purchases, sales, issuances and settlements, net	52,681
Balance on December 31, 2009	$427,491

The table below provides a reconciliation of the beginning and ending balances of the Plan’s participant loans measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

Balance on January 1, 2008	$410,872

Transfers to (from) Level 3	—
Realized gains (losses)	—
Unrealized gains (losses)	—
Purchases, sales, issuances and settlements, net	(36,062)
Balance on December 31, 2008	$374,810

NOTE 9 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become fully vested in their employer contributions.

MARTEK BIOSCIENCES CORPORATION

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 10 — RISKS AND UNCERTAINTIES

The Plan, as directed by participants, may invest in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

MARTEK BIOSCIENCES CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Form 5500, Schedule H, Part IV, Line 4i -

Schedule of Assets (Held at End of Year)

As of December 31, 2009

EIN #52-1399362

Plan #001

	Identity of Issue, Borrower, Lessor or Similar Party	Fair Value

*	Putnam Money Market Fund	$2,230,908

	Mutual Funds:
	American Funds Growth Fund of America	4,484,319
	American Funds EuroPacific Growth Fund	3,063,361
	T. Rowe Price Equity Income Advisor Fund	2,416,865
	Lord Abbett Small Cap Value Fund	1,554,419
	Oppenheimer Strategic Income Fund	1,542,023
	Vanguard 500 Index Trust Fund	1,487,106
	Pimco Total Return Fund	1,470,424
*	Putnam Mid Cap Value Fund	1,065,528
	MSIF Trust Mid Cap Growth	948,161
	CRM Mid Cap Value Fund	867,056
	Lazard Emerging Markets Portfolio	191,506
	ING Global REIT Fund	56,900
	T. Rowe Price Retirement Income Fund	128,676
	T. Rowe Price Retirement 2005 Fund	65,282
	T. Rowe Price Retirement 2010 Fund	107,725
	T. Rowe Price Retirement 2015 Fund	281,316
	T. Rowe Price Retirement 2020 Fund	70,610
	T. Rowe Price Retirement 2025 Fund	76,116
	T. Rowe Price Retirement 2030 Fund	159,527
	T. Rowe Price Retirement 2035 Fund	153,542
	T. Rowe Price Retirement 2040 Fund	71,882
	T. Rowe Price Retirement 2045 Fund	154,306
	T. Rowe Price Retirement 2050 Fund	19,607
	T. Rowe Price Retirement 2055 Fund	7,892

*	Company Common Stock	1,426,872

	Participant loans, interest rate 3.25% to 8.25%, various maturities	427,491

	Total investments	$24,529,420

* Represents a party-in-interest to the Plan.

Exhibits

The following exhibit is attached to this Annual Report on Form 11-K.

Exhibit Number	Description of Exhibit

23.1	Consent of Clifton Gunderson LLP, Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Peter L. Buzy

Name: Peter L. Buzy

Title: Trustee

Date:  June 23, 2010

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Clifton Gunderson LLP, Independent Registered Public Accounting Firm